Exhibit 12.3

Washington Gas Light Company
Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2010	2009	2008	2007	2006

FIXED CHARGES:
Interest Expense	$39,217	$42,887	$45,307	$44,621	$43,316
Amortization of Debt Premium, Discount and Expense	417	406	410	471	566
Interest Component of Rentals	1,101	1,239	1,290	1,288	1,185

Total Fixed Charges	$40,735	$44,532	$47,007	$46,380	$45,067

EARNINGS:
Net Income	$102,349	$106,585	$114,182	$90,500	$85,841
Add:
Income Taxes	67,081	66,018	64,707	54,497	51,902
Total Fixed Charges	40,735	44,532	47,007	46,380	45,067

Total Earnings	$210,165	$217,135	$225,896	$191,377	$182,810

Ratio of Earnings to Fixed Charges	5.2	4.9	4.8	4.1	4.1